[COMPANY LETTERHEAD]

September 26, 2012

Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Virco Mfg. Corporation

Form 10-K for Fiscal Year Ended January 31, 2012

Filed April 25, 2012

File No. 1-8777

Dear Mr. O’Brien,

This letter confirms that Virco Mfg. Corporation (the “Company”) received the September 12, 2012 comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission regarding the Company’s Annual Report on Form 10-K for the fiscal year ended January 31, 2012 (filed April 25, 2012).

The Company requires additional time to respond to the comment letter. Accordingly, we advise the Staff that the Company will provide its response to these comments on or prior to October 10, 2012.

We appreciate the Staff’s responsiveness with respect to the Company’s filing and look forward to resolving any concerns the Staff may have. If you have any questions, please contact me at (310) 533-3372 or Ari Lanin of Gibson, Dunn & Crutcher LLP at (310) 552-8581.

Sincerely,

/s/ Robert Dose

Robert Dose

Vice President Finance